

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 23, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

> **RE:** **Emerson Radio Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 11, 2008**
>
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
>
> **Form 10-Q for Fiscal Period Ended June 30, 2009**
> **File No. 001-07731**

Dear Mr. Pitts:

We have reviewed your response letter dated November 6, 2009 as well as your filings and have the following comment. As noted in our comment letter dated January 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended September 30, 2009

1. We note your response to our comment letter dated October 23, 2009 and your proposed disclosures. With respect to the roll forward, please confirm to us that you will provide in MD&A a sufficiently detailed explanation for the "adjustment" amounts, when material.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Jr.,

Accounting Branch Chief at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director